August 10, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:
Brian McAllister

Angela Lumley

Craig Arakawa

Re:
New Age Beverages Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 17, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 15, 2018

File No. 001-38014

Ladies and Gentlemen:

This letter sets forth the response of New Age Beverages Corporation (the "Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filings as set forth in the Staff’s letter dated June 27, 2018. The Company is also simultaneously herewith filing Amendment No. 1 to the Company’s Form 10-K and Form 10-Q which addresses the comments of the Staff.

For ease of reference, the Staff's comment is reproduced below in its entirety, and the Company's response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2017

 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Highlights, page 22

1.
Your definition of EBITDA reflects several adjustments not typically included in the calculation of EBITDA. Please retitle your measure so it is distinguished from the term EBITDA. See Question 103.01 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. Please also revise the title wherever the EBITDA measure is presented.

Response:

The Company had retitled all previously labeled non-GAAP disclosures from EBITDA to “Adjusted EBITDA” in accordance with Section 103.01 of the Compliance and Disclosure Interpretations where presented in the document.

2.
In your disclosure for EBITDA you state the non-GAAP measure is useful to investors because it removes material, one-time and non-recurring charges. Tell us how each of these items meets the definitions of non-recurring, infrequent or unusual as set forth in Item 10(e)(1)(ii)(B) of Regulation S-K. If they do not comply with the Item, please do not refer to adjustments as being non-recurring or one-time. See also Question 102.03 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Response:

The revised disclosures included in Amendment No.1 to the Company’s 10-K includes each of the identified and presented one-time and non-recurring charges that meets the definition as noted in Item 10(e)(1)(ii)(B) of Regulation S-K. Each of the presented one-time and non-recurring charges includes a description specifying why the charges will not be repeated within the two year window specified by Item 10 of Regulation S-K.  The disclosures were enhanced to include a tabular presentation of certain non-cash and one-time charges by acquisition.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Item 1. Financial Statements
Note 1 - Nature of Operations, Basis of Presentation and Significant Accounting Policies, page

3.
Please revise your disclosure to provide your accounting policy on revenue recognition as a result of your implementation of FASB ASC 606. Please refer to the guidance in FASB ASC 606-10-50 and Article 10 of Regulation S-X.

Response: Disclosures attributable to ASC 606 are presented in the Amendment No.1 to the 10-Q.

Item 4. Controls and Procedures, page 25

4.
Please revise your disclosure to provide your conclusion on the effectiveness or ineffectiveness of your Disclosure Controls and Procedures. In addition, please provide a detailed discussion on how the non-disclosure of your revenue recognition policy in this Form 10-Q affected your conclusion.

Response: Management has determined that its disclosure controls and procedures were effective and has included its conclusion in the Amendment No.1 to the 10-Q. During the quarter ended December 31, 2017 and during the audit review process, the Company assessed the impact of FASB ASC 606 and discussed with its independent registered accountant. Management’s determination was that FASB ASC 606 would have no impact on the Company’s financial performance or results. Although the Company did not disclose its consideration of ASC 606 in its Form 10-Q, the Company does not believe that this impacts its conclusion that its disclosure controls and procedures were effective in light of the fact that the impact of ASC is immaterial to the Company’s financial results.

Please contact me at 303-809-6710 should you have any questions or require additional information.

Sincerely,

/s/ Charles Ence
Charles Ence